UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nikola Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

654110105

(CUSIP Number)

c/o Nikola Corporation

Attention: Britton M. Worthen, Esq.

Chief Legal Officer

Nikola Corporation

Phoenix, AZ 85040

(480) 666-1038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654110105	Schedule 13D

1	NAMES OF REPORTING PERSONS T&M Residual, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,876,497 (See Item 5 of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER 39,876,497
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,876,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Calculation of the percentage of the shares of Common Stock beneficially owned assumes 512,485,485 shares of Common Stock outstanding as of December 21, 2022, based on information included in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on December 30, 2022.

CUSIP No. 654110105	Schedule 13D

1	NAMES OF REPORTING PERSONS Mark A. Russell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,012,102
	8	SHARED VOTING POWER 39,876,497 (See Item 5 of this Schedule 13D)
	9	SOLE DISPOSITIVE POWER 44,888,599
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,888,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(2)

Calculation of the percentage of the shares of Common Stock beneficially owned assumes 512,485,485 shares of Common Stock outstanding as of December 21, 2022, based on information included in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on December 30, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4141 E Broadway Road, Phoenix, Arizona 85040. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a), (b), (c) and (f) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	T&M Residual, LLC, an Arizona limited liability company (“T&M”); and

(ii)	Mark A. Russell, a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached to this Schedule 13D as Exhibit I.

Mark A. Russell is a member of the board of directors of the Issuer (the “Board”), and co-owner of T&M. T&M is owned by Mark A. Russell and Trevor R. Milton. Mr. Russell is the manager of T&M, and has sole dispositive power over the shares of Common Stock held by T&M. Mr. Milton has sole voting power over the shares of Common Stock held by T&M, as T&M granted Mr. Milton a proxy to vote all of its shares of Common Stock, which expires on June 3, 2023. The principal business of T&M is investment.

The principal business address of each of the Reporting Persons is 4141 E Broadway Road, Phoenix, AZ 85040.

Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Persons is set forth in this Schedule 13D.

(d) and (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of March 2, 2020 (the “Business Combination Agreement”), by and among the Issuer (f/k/a VectoIQ Acquisition Corp. (“VectoIQ”)), VCTIQ Merger Sub Corp., a wholly-owned subsidiary of VectoIQ incorporated in the State of Delaware (“Merger Sub”), and Nikola Subsidiary Corporation, a Delaware corporation (f/k/a Nikola Corporation) (“Legacy Nikola”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nikola was effected through the merger of Merger Sub with and into Legacy Nikola, with Legacy Nikola surviving as the surviving company and as a wholly-owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on June 3, 2020 (the “Closing”).

Immediately prior to the Closing, the 13,387,130 shares of Legacy Nikola series seed preferred stock and 7,589,460 shares of Legacy Nikola Common Stock held by T&M, were automatically converted into 39,876,497 shares of Common Stock.

Immediately prior to the Closing, the 150,817 shares of Legacy Nikola series seed preferred stock, 403,992 shares of Legacy Nikola Common Stock and the option to purchase 4,651,920 shares of Legacy Nikola Common Stock held by Mark A. Russell, were automatically converted into the right to receive 1,054,691 shares of Common Stock and the option to purchase 8,843,299 shares of Common Stock. The option to purchase 8,843,299 shares of Common Stock held by Mark A. Russell is fully vested and immediately exercisable.

Item 4.	Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired the securities of the Issuer pursuant to the Business Combination Agreement relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mark A. Russell, is the manager of T&M and serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Russell may from time to time buy or sell securities of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 8.71% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned in this Schedule 13D assume 512,485,485 shares of Common Stock outstanding as of December 21, 2022, based on information included in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on December 30, 2022.

T&M beneficially owns 39,876,497 shares of the Issuer’s Common Stock, representing approximately 7.78% of the Issuer’s outstanding Common Stock as of December 30, 2022. T&M is owned by Mark A. Russell and Trevor R. Milton. Mr. Russell is the manager of T&M, and has sole dispositive power over the shares held by T&M. Accordingly, Mr. Russell may be deemed to beneficially own the 39,876,497 shares of the Issuer’s Common Stock directly held by T&M. Mr. Milton has shared voting power over the shares held by T&M as a result of a proxy granted to Mr. Milton by T&M to vote all of its shares of Common Stock, which expires on June 3, 2023. As a result of his shared voting power over the shares of Common Stock directly held by T&M, Mr. Milton may also be deemed to beneficially own the 39,876,497 shares of Common Stock held by T&M. As a result, Mr. Milton may be deemed to be the beneficial owner of 39,876,497 shares of Common Stock held by T&M, representing approximately 7.78% of the outstanding shares of Common Stock.

Mark A. Russell owns an additional 1,959,917 shares of Common Stock and options to purchase 3,052,185 shares of Common Stock (which are fully vested and immediately exercisable). As a result, Mr. Russell may be deemed to beneficially own an aggregate of 44,888,599 shares of Common Stock, consisting of 39,876,497 shares of Common Stock held by T&M, 1,959,917 shares of Common Stock held in his name and options to purchase 3,052,185 shares of Common Stock held in his name, representing an aggregate of approximately 8.71% of the Issuer’s outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Act, or for any other purposes, the beneficial owner of any securities covered by this Schedule 13D.

(c) Not applicable.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination, the Issuer, certain persons and entities holding founder shares and private units of the Issuer (the “Original Holders”) and certain stockholders of Legacy Nikola including T&M (the “New Holders” and, collectively with the Original Holders, the “Holders”) entered into a Registration Rights and Lock-Up Agreement at Closing (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such Holders. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Grant of Proxy

On June 2, 2020, T&M, Mr. Milton, and Mr. Russell entered into the First Amendment to the Limited Liability Company Agreement of T&M Residual, LLC (the “First Amendment”). The First Amendment grants Mr. Milton a proxy to vote securities of the Issuer on behalf of T&M until the day after the third anniversary of the First Amendment or the earlier death or total and permanent disability of Mr. Milton. Pursuant to the First Amendment, Mr. Russell holds the sole authority, without the need for prior approval from a manager of T&M, and without any prior written notice, to sell securities of the Issuer, in whole or in part, on behalf of the Issuer. This summary is qualified by the actual terms of the First Amendment, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit I	Joint Filing Agreement by and among the Reporting Persons.

Exhibit II	First Amendment to the Limited Liability Company Agreement of T&M Residual, LLC by and among T&M Residual, LLC, Trevor R. Milton, and Mark A. Russell, dated June 2, 2020.

Exhibit III	Registration Rights and Lock-Up Agreement by and among VectoIQ Acquisition Corp. and certain stockholders of VectoIQ Acquisition Corp., dated June 3, 2020 (incorporated by reference to Exhibit 2.1 as Exhibit A to the Current Report on Form 8-K filed on March 3, 2020).

Exhibit IV	Founder Stock Option Plan, dated December 31, 2018 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 filed on March 13, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

T&M Residual, LLC

By:	/s/ Mark A. Russell
Name: Mark A. Russell
Title: Manager

Mark A. Russell

/s/ Mark A. Russell